

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 15, 2016

Michael Tuchen
Chief Executive Officer
Talend S.A.
9, rue Pages
92150 Suresnes, France

> **Re:** **Talend S.A.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed July 11, 2016**
> **File No. 333-2122279**

Dear Mr. Tuchen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 67

1.   Please change the reference to the $(62.4) million from "pro forma" net tangible book value to "historical" in the first sentence of the second paragraph.

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

15. Share Capital and Reserves, page F-34

2.   With the anticipated IPO price expected to range between $15 and $17 per share, please describe how this impacts the assumed automatic conversion of preferred shares into

ordinary shares, given this price range is less than the required minimum $21.60 per share price criterion disclosed on page F-37.

16. Share-Based Payment Plans, page F-39

3.   Similar to page F-60, please revise the assumptions table on page F-44 to indicate that the fair values of underlying shares are weighted average amounts consistent with IFRS 2 paragraph 47(a)(i) disclosure requirements.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Mark B. Baudler, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.